UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

________________________

MEDBOX, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	45-3992444 (I.R.S. Employer Identification No.)

8439 West Sunset Blvd., Suite 101 West Hollywood, CA 90069 (Address of Principle Executive Offices)	90069 (Zip Code)

Registrant’s telephone number, including area code: (800) 762-1452

Securities to be registered under Section 12(b) of the Act:

Title of each class To be so registered	Name of exchange on which each class is to be registered

None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if smaller reporting company)	Smaller reporting company [X]

TABLE OF CONTENTS

Item 1. Business…………………………………………………………………………………………......................................................................................	3
Item 1A. Risk Factors……………………………………………………………………………………..............................................................................	12
Item 2. Financial Information………………….………………………………………………………................................................................................	17
Item 3. Properties………………...……………………………………………………………………..................................................................................	22
Item 4. Security Ownership of Certain Beneficial Owners and Management………………………………….............................................................	22
Item 5. Directors and Executive Officers…………………………………………………………………………...............................................................	23
Item 6. Executive Compensation……………………………………………………...........................................................................................................	26
Item 7. Certain Relationships and Related Transactions, and Director Independence................................................................................................	26
Item 8. Legal Proceedings…………………………………………………………...............................................................................................................	26
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters......................................................	27
Item 10. Recent Sales of Unregistered Securities....……………………………………………………………................................................................	28
Item 11. Description of Registrant’s Securities to be Registered………………………………………………..............................................................	28
Item 12. Indemnification of Directors and Officers………………...……………………………………………..............................................................	30
Item 13. Financial Statements and Supplementary Data………………………………………………..........................................................................	32
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure….…..........................................................	32
Item 15. Financial Statements and Exhibits……………………………………………………………………..................................................................	33

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I

Item 1.                      Business

Business Overview

Medbox, Inc. is a Nevada corporation.  We operate through six subsidiaries:

•
Prescription Vending Machines, Inc., a California corporation, dba Medicine Dispensing Systems in the State of California  (“MDS”), which distributes our Medbox product and provides related consulting services discussed further below;

•	Medicine Dispensing Systems, Inc., an Arizona corporation, which provides our consulting services in Arizona;
•	Mini-Storage Solutions, Inc., a California corporation that produces and will market our Safe Access Storage Locker product;
•	Medbox Rx, Inc., a California corporation that produces and will market our Rx product line including Lockbox Rx and Sample-Safe;
•	Medbox, Inc., a California corporation that is currently inactive; and
•	Medbox Leasing, Inc., a California corporation that is currently inactive.

        MDS developed the Medbox™ patented biometric medicine dispensing machine designed to confirm patient identification through a biometric verification system prior to dispensing medicine to authorized patients.  The Medbox also has a companion option for dispensing refrigerated products.

Medbox features patented systems that dispense herbal and prescription medications to individuals based on biometric identification; while the related patent covers both fingerprint and retinal scan identification, the Medbox currently uses only fingerprint identification. This system allows pharmacies, assisted living facilities, prisons, hospitals, doctors’ offices, and alternative medicine clinics to help manage employee possession of sensitive drugs. In a retail environment typical in most alternative medicine clinics, the system also allows these clinics to document that the user is a registered patient and that the patient has a valid and unexpired authorization from a physician to possess and use the medicine dispensed. Each transaction is tracked internally for accounting and compliance purposes. Patient information is all kept securely onsite, and is not online as the software is completely self-supportive and does not require an Internet connection.

Medbox, through MDS, offers turn-key consulting services to the pharmaceutical industry. We also offer turnkey consulting services to individuals seeking to establish alternative medicine clinics.  These services include site selection, permitting, design, full build-out, and licensing.  Medbox does not engage in the production, sale, or marketing of any products dispensed through our machines. We provide systems and equipment to the final distribution point of consumer pharmaceuticals in addition to certain consulting services.

MDS provides consulting services primarily to individuals and groups seeking to establish new clinics, often in jurisdictions that have recently passed legislation concerning the availability of alternative medicines (principally, medical marijuana).  In general, soon after legislation is introduced in a particular state the media provides extensive coverage, interested operators commence preliminary due diligence, consultants become familiar with the legislation and local (state) issues, and once the legislation is passed there is often a deluge of prospective clinic operators, consultants, and industry participants jockeying for position within the local market.

The public is often concerned about regulation and safety and the media normally focuses heavily on this issue.  Medbox, Inc. often garners substantial media attention on this issue.  We believe that this attention helps us establish our local credibility and that credibility helps our competitive position with respect to the lucrative consulting business.  Consulting customers who establish clinics through Medbox are contractually obligated to purchase a Medbox dispensing system, comprising of a climate controlled medicine machine and an optional refrigerated secondary machine for storage of additional products, for their new clinic.  Since introduction of the Medbox, MDS has provided consulting services to over 150 startup clinics, all of which have acquired Medbox machines and/or POS systems. In 2010 and 2011, MDS sold POS systems separately from Medbox machines.

Development of the Business

We were originally incorporated in Nevada on June 16, 1977, as Rabatco, Inc.  In May 2000 the Company changed its name to MindfulEye, Inc.  MindfulEye’s business was operating self-serve kiosks in which consumers can download movies onto a flash drive, though its operations and revenues were minimal. That business has since discontinued. In November 25, 2011, P. Vincent Mehdizadeh, the founder of MDS and creator of the Medbox, purchased 5,421,500 shares of common stock of the Company, after which he owned 50% of the outstanding shares of common stock of the Company.  On August 30, 2011, we changed our name to Medbox, Inc. to better reflect our current business operations.

Pursuant to a Stock Purchase Agreement between Medbox, Inc. and PVM International, Inc., (“PVMI”) dated as of December 31, 2011, the Company acquired from PVMI all of the outstanding shares of common stock in (i) MDS, (ii) Medicine Dispensing Systems, Inc., and (iii) Medbox, Inc. (our subsidiary that is currently inactive), in exchange for two million shares of the Company’s common stock and a $1 million promissory note.  Currently, $415,000 remains to be paid on the promissory note.

MDS is a for-profit corporation organized on February 15, 2008, under the laws of the state of California.  Mr. Mehdizadeh, MDS’ founder, developed the Medbox.  MDS has been a profitable and operating business both prior and subsequent to this transaction.

In August 2012, Mr. Mehdizadeh, purchased the remainder of the shares in a private transaction and transferred those shares to a holding company named Vincent Chase, Inc., controlled by Mr. Mehdizadeh at the time. As the controlling owner of the Company, Mehdizadeh replaced the Company’s management with current management as discussed elsewhere in this document.

These transactions essentially were the equivalent of a reverse merger transaction where the former business of MDS was transferred to a company with publicly traded shares in order to allow MDS to avoid taking steps to have its shares quoted on the OTC Markets.

Pending Acquisitions

We have commenced a series of strategic acquisitions and business partnerships to develop a fuller range of products and services.

On February 26, 2013, Medbox entered into (i) an Amended and Restated Stock Purchase Agreement, and (ii) an Amended and Restated Technology License Agreement, with Bio-Tech Medical Software, Inc. (“Bio-Tech”).

Based on information Bio-Tech has provided to us, Bio-Tech is an innovative corporation that has developed BioTrackTHC, a seed-to-sale tracking software system for biometric cannabis (marijuana) as well as the HIPAA compliant, SAS70 approved biometric e-prescribing technology, BioScriptRx, that can help prevent “doctor shopping” in pharmacies and pain management clinics nationwide. Their patented technology is also capable of tracking Pseudoephedrine, an over-the-counter medication commonly purchased for the explicit purpose of methamphetamine production. The patents that are the subject of the license agreements are U.S. Patent numbers 8,086,470 and 8,335,697.  Bio-Tech has been in business since 2007 and their flagship marijuana tracking system, BioTrackTHC, has been in production use for over two years and has been featured in many news segments, including 60 minutes. BioScriptRx was initially piloted in 2009 as a controlled substance tracking platform, but has since expanded to include pseudoephedrine tracking and biometric e-prescribing.

Pursuant to the Amended and Restated Stock Purchase Agreement, we agreed to issue 700,000 shares of our common stock to Bio-Tech and pay Bio-Tech $1.5 million in exchange for 833,333 shares of Bio-Tech’s common stock, with the exchange of 1/3 of each issuance of common stock and the cash to Bio-Tech to be exchanged at three separate closings.  The first closing was held on February 26, 2013, and the second and third closings will be held on or before April 27, 2013 and May 27, 2013, respectively.  Pursuant to the terms of the Amended and Restated Stock Purchase Agreement, however, the shares of common stock to be issued to each party by the other will be held in escrow and released only after Bio-Tech shall have generated net income for two consecutive fiscal quarters after the date of the third closing.  The shares of common stock issued to each party are subject to a lock-up period during which the holder thereof cannot re-sell the shares without the consent of the issuing party, which lock-up period expires 24 months after execution of the Amended and Restated Stock Purchase Agreement with respect to the shares of Medbox, Inc. common stock held by Bio-Tech, and 24 months after Bio-Tech becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934 with respect to the shares of Bio-Tech held by Medbox, Inc.  In each case, there are limits on the number of shares of the other party that each party can re-sell once the lock-up period expires.

The 833,333 shares of Bio-Tech common stock we are purchasing from Bio-Tech will be 25% of the outstanding shares of common stock of Bio-Tech, on a pari passu and fully diluted basis.

Medbox, Inc. was also granted the right to appoint one person to Bio-Tech’s board of directors.  Currently, Dr. Bruce Bedrick is our designee on Bio-Tech’s board of directors.

The Amended and Restated Technology License Agreement provides Medbox, Inc. with a royalty-free, fully paid, non-exclusive right and license to Bio-Tech’s biometric cannabis (marijuana) inventory tracking software ( BioTrackTHC ) and all updates later made generally available.

The agreements allow for Medbox to record earnings of 25% at a minimum and 50% at a maximum depending on Medbox’s level of involvement in the revenue generating deals for Bio-Tech.

Prior to this transaction, Medbox provided patented tracking and dispensing technologies at the point of sale at licensed marijuana dispensaries. With this technology, the Medbox system can be used to track every aspect of marijuana cultivation, inventory management, all the way to the point of dispensing.   Further, Medbox, in concert with Bio-Tech, will showcase this powerful compliance tool for educational and demonstration purposes for state officials looking to learn how to implement and track state adopted medical and recreational marijuana programs in their respective states.  The company will derive revenue from the end users of the technology that will use the same to reduce shrinkage, and increase compliance.

On March 12, 2013, we entered into a Membership Interest Purchase Agreement with the holders of 94.8% of the equity interests in MedVend Holdings, LLC, the holding company for MedVend, LLC (“MedVend”),  a Michigan based bio-tech company that features a patented automated medicine dispensing machine used for traditional prescription pharmaceutical dispensing, and several related entities.  Pursuant to the agreement, we agreed to acquire 50% of the equity interests in MedVend Holdings in exchange for $4.1 million to be paid $300,000 in cash at closing and $3.8 million to be paid on the 10th business day after the one-year anniversary of the closing (the “Subsequent Payment Date”), provided that the post-closing payment may be paid in either cash or shares of Medbox, Inc. common stock (valued as set forth in the agreement and assuming our common stock remains quoted on the OTC markets at issuance) at Medbox’s option.  If the value of the shares of common stock Medbox, Inc. issues on the Subsequent Payment Date are worth less than the amount owed ($3.8 million if the entire payment is made in shares of common stock) on the two-year anniversary of the closing date, we may need to issue additional shares of common stock to the sellers.  The Medbox shares are subject to limits on the amount of such shares that may be re-sold by the holders during the two-year period following the Subsequent Payment Date.

As contemplated by the agreement, the parties have agreed to form a new company, to be named MedVend, Inc., which will be owned 50% by Medbox, Inc. and 50% by the other holders of Medvend Holdings, and into which MedVend will transfer its assets and liabilities, and which will thereafter operate Medvend’s current business. Pursuant to the terms of the agreement, we have agreed to loan the new company, interest-free, funds for working capital in the amount of $300,000 within five days of the closing of this transaction and $250,000 within five days of the end each of fiscal years 2013, 2014 and 2015.  We also agreed to enter into employment agreements with MedVend, Inc. and the current Chief Executive and Chief Operating Officers of MedVend, LLC pursuant to which they will serve as Chief Executive Officer and Chief Operating Officer, respectively, of MedVend, Inc.  We anticipate that this closing will occur during the second quarter of 2013.

According to public statements by MedVend, their Automated Medication Dispenser (AMD) is a remote pharmacy that dispenses medication. Each AMD is located in convenient locations such as the lobby of a physician’s office, urgent-cares, hospitals and pharmacies. The AMD uses state-of-the-art video and e-scripting technologies to provide patients with remote, face-to-face consultation with a pharmacist and to have their prescription medications filled in less than one minute. A patient simply touches the display monitor, enters their date of birth and a unique four digit code issued to them at the point of care. The AMD provides the patient with their bottled medication interaction report, prescription and receipt all in less than one minute. If a patient has questions regarding their medication they can simply pick up the phone located on the AMD and they will be immediately connected with the pharmacist who appears on screen via two-way video conferencing.  MedVend earns revenue not only from the sale of its AMD system, but also from the sale of related products and services, including a fee for the sale of medication, a management fee, marketing programs and monetizing anonymous data points through sale of data to Pharmaceutical research and development marketing companies.

MedVend has exclusive rights to Patent Number US7689318, which we anticipate will be transferred to MedVend, Inc. as discussed above. A summary of the patent is as follows:

“An inventory control and prescription management and dispensing system including a dispensing vault for storing and dispensing prescriptions in communication with a central computer system which communicates with prescription providers, insurance companies and other third parties. The vault includes robotic means for dispensing pre-filled prescriptions with the aid of RFIDs, barcodes or other means for verifying the medication to be dispensed. The vault uses patient biometrics, a patient registration system, insurance information and doctor information to process the transaction and dispense a specifically labeled pre-filled prescription to the patient.”

Finally, on March 22, 2013, we entered into a Securities Purchase Agreement with Vapor Systems International, LLC, to acquire from it all of the outstanding shares of common stock of Vaporfection International, Inc. (an entity formed during the transaction) in exchange for warrants to purchase 260,864 shares of Medbox, Inc. common stock, which warrants can be exercised at a later date at the election of Vapor Systems International, LLC.  The number of shares for which Vapor Systems International will be issued warrants to purchase will be based on the $7.6 million assumed value of the shares of Vaporfection International common stock divided by the average closing price of the Medbox common stock during the ten trading days prior to closing of the transaction.  Pursuant to this agreement we also agreed to provide up to $1.6 million (under our sole control) to fund ongoing working capital purposes and cancelling an outstanding $50,000 promissory note executed by Vapor Systems International to Medbox, Inc. as lender.  We may also be required to issue additional shares of common stock to Vapor Systems International if within 24 months of closing the closing price of our common stock on the OTC Markets falls below $25 for a period of greater than 30 consecutive trading days or if Vaporfection International’s operating results exceed thresholds set forth in the agreement.  Vapor Systems International is limited in the amount of Medbox common stock it can sell during the 24-month period following the closing.

Finally, Medbox, Inc. agreed to pay $175,000 in cash and issue a warrant to purchase 5,000 shares of Medbox common stock to Amir Yomtov, the inventor of certain patents used by Vapor Systems International, to settle ongoing litigation between Mr. Yomtov and Vapor Systems International, in order to settle the litigation.  Mr. Yomtov is also restricted in the amount of shares he can re-sell during any monthly period as set forth in the agreement.

Vapor Systems International, LLC is the distributor of a line of medical vaporizing products and accessories and manufacturer of the award winning Vaporfection vaporizers. Vapor Systems International will transfer these operations to Vaporfection International, Inc. immediately prior to our purchase of the stock of Vaporfection International from Vapor Systems International. We expect this transaction to close during the second quarter of 2013.

According to public statements by Vapor Systems International, LLC, Vaporfection's patented designs using Vapor Glass (TM) and Vapor Touch (TM) technology, featuring laboratory grade "glass on glass" heating element, heating chamber airway, and touch screen temperature control provide a directed stream of pure heated air into the herb, which causes it to release its medicinal ingredient into the vapor. The process virtually eliminates impurities and carcinogens from the medicating process, creating a vapor of only the purest, efficient and virtually odorless medical ingredient directly into the patient’s respiratory system. This process allows for patients to ingest medicine in hospitals, treatment facilities, and even their homes, without disturbing others nearby. Vaporfection International, Inc. owns both national and international patents on its unique design and heating assembly (US Patent Number D677,774).

Patents Related to our Business

Patent Number US 7,844,363 B1

There is one U.S. patent related to the Medbox system, Patent Number US 7,844,363 B1, which is for a medicine dispensing system that allows for safe and secure access for patients that require medicine, while still giving clinic operators a powerful tool to help with inventory control and medication management. The machine limits abuse and insures all patient data is securely kept onsite, at the pharmacy location, via computer based application. The patent, which expires in November 2028, is owned by PVMI and exclusively licensed to Medbox, Inc. for the duration of the patent, on a payment basis to PVMI of $1 per year.

The text for this patent is as follows:

“The present invention relates to the idea of enabling an individual to conveniently purchase herbal medications and prescription medicines from specialized machines. The system provides for the individual to be processed through a central database to be certain that the item being purchased has been legally authorized by an appropriate medical authority such as a licensed physician and has provided appropriate verification to confirm that the individual who is receiving the medication is the correct individual. The present invention enables the individual to conveniently purchase the medication from a machine.”

PVMI has four additional patents pending for the company’s dispensing and storage systems for dispensaries, urgent care centers, pharmacies, assisted living centers, prisons, hospice care facilities, and doctors’ offices. One such patent is an application that seeks to expand on the existing issued patent discussed above.  We have entered into an exclusive licensing agreement with PMI with respect to these and any other patents issued in the future with respect to our products on a payment basis to PVMI of $1 per year per issued and pending patent.

New Products

We have developed the following new products which will expand our product line beyond the Medbox.

Safe Access Storage Lockers

These systems can be used by medium to large mail-order chains for the retrieval of retail goods by their customers.  Similar storage systems have recently been implemented by large chains such as Amazon to improve shipping logistics to consumers. These storage lockers are placed in chain retail stores (supermarkets, mini-marts, etc.) and consumers are given the option of having their items shipped or picking their items up at a nearby location by inputting a secure pin-code at one of these storage systems. Our system can be accessed through the use of pin-code or fingerprint recognition.

 Lockbox Rx

This system provides pharmacies with a mechanism to allow their customers to pick up their medications, quickly and conveniently, 24 hours a day.   This system consists or a series of lockers hooked up to a central kiosk. In order to use this system, a pharmacy client simply pre-registers at the pharmacy, one time, to use the system in the future; when the customer subsequently visits that pharmacy, the Lockbox Rx storage system will recognize the customer through biometric recognition and an identification card that includes the customer’s credit card information. Once the system has verified the customer’s identity, a temporary use lockbox is unlocked and the customer’s medication, pre-loaded by the pharmacist, is ready for retrieval.  The cost of the medicine is charged to the customer’s credit card that was put on file during the registration process.  The Lockbox Rx can be used for any prescription medication.

Sample-Safe

This wall-mounted unit is intended for use in doctors’ offices, where, according to recent media reports, samples of prescription medications that have been provided to the office by pharmaceutical companies are often misappropriated by office staff.  The unit offers strict inventory control through the use of biometrics and an internal record keeping system designed to be unalterable by office staff. The system also notifies the pharmaceutical companies when samples are in limited supply for restocking purposes. We intend to market this product to pharmaceutical companies as a cost-effective means to control inventory and communicate critical real-time data about restocking needs.

We are very excited about the introduction of these new products as an addition to the Medbox family.  We have developed a working prototype for each of these products and have commenced manufacturing of a limited number of these new products, which we will use for demonstration and initial sales.  We are still developing the distribution channels for these new products.

Like the Medbox system, these new products will have an initial purchase price but the purchaser will also be required to purchase a maintenance contract from us.  Because these products are for traditional medications, however, they will not include a legal consulting component and therefore the monthly fees will be lower that the monthly maintenance fees associated with the Medbox.  We have not, however, set the prices of our new products or the companion maintenance agreements.

The Medicine Dispensing System:  The Medbox

The founder of MDS conceived of the Medicine Dispensing System (“Medbox”) in 2007.  In November 2007 he filed the patent application for the Medbox as discussed above, and finalized the current design of the Medbox in March 2010.

The Medbox machines are manufactured according to MDS’ patented design.  We have contracted with a related party manufacturer based in California to manufacture the Medbox.  The local manufacturer is controlled by one of our shareholders and has subcontracted the building of the physical machines to a manufacturer located in Spain.  MDS purchases machines in lots of 26 units shipping via an intermodal shipping container.  The machines are shipped from the Spanish sub-contractor to the local manufacturer, who installs the biometric and card reader equipment.

Our agreement with the manufacturer prohibits the manufacturer from producing any machine competitive with the Medbox, and provides that the sub-contractor must be prohibited from manufacturing any competitive machine for the U.S. market.  Pursuant to the agreement, each Medbox units costs us $10,000.  We pay half this amount ($5,000) at the time we place the order with the manufacturer and the other half when the machine is placed “in service.”  When MDS receives an order for a Medbox, it contacts the local manufacturer, who installs the customer-security related electronics (biometric and card reader) and then ships the machine to the end-user.  Installation is completed by the local supplier according to MDS specifications.  Upon installation of the machine at the end-user’s site MDS pays the manufacturer the final $5,000 due on its purchase price.  The lead time for ordering machines is three weeks (order to arrival of the container).  The lead time from sale of a machine to a customer until the machine is installed (installation of electronics, delivery to end-user, and set-up of machine) is usually six business days.

MDS has further developed more advanced electronic features for its Medbox family of products (security, control, and tracking).  Because MDS adds these features upon sale of a machine, an enhanced design can be seamlessly incorporated into the existing hardware inventory without disrupting inventory.  We believe this approach provides MDS with a distinct competitive advantage in its ability to remain on the leading edge of technology. This approach further allows MDS to design technological improvements that can easily be retrofitted to existing installed machines.

The Medbox is intended for herbal medications and prescription medications.  As further discussed below, our primary target market for the Medbox system is alternative medicine (medical marijuana) clinics.  Currently we market the Medbox for the control and dispensing of medical marijuana.  We only market this product in states that have regulatory systems in place to license alternative medicine clinics; thus we do not market in states that have de-criminalized the possession of medical marijuana if they have not put a licensing mechanism in place for clinics.  In such states we assist our consulting clients with procuring licenses and otherwise operating in compliance with the relevant regulations as well as outfitting their clinics with our Medbox technology.  In the clinics in states with these regulations, the Medbox machines sit behind the counter and are at the control of the clinic employee as an inventory management and compliance tool.  While the Medbox machine can be used to dispense medicines to individual patients on a self-service basis, based on practical considerations, such as public sentiment, they presently are not being used this way.  We believe, however, that in the future as the public becomes more comfortable with herbal medications, such self-service use by consumers may become common.

We also target urgent care facilities for use of the Medbox.  Currently the Medbox is being installed at two urgent care facilities in the United States.  These facilities will use the Medbox to monitor their inventory of medications that are dispensed to the facility’s employees for use both within the clinic and to fill prescriptions for the facility’s patients.  Again, the Medbox is used only by the facilities’ employees and not as a self-service mechanism for patients to fill their prescriptions.

While we have not actively marketed to other facilities, we have been contacted by the Washington State Department of Corrections and in response to their request have submitted a bid to place Medbox machines in their prisons state-wide.  Depending on the success of this bid we may consider more actively marketing to prison systems in the foreseeable future.

While pharmacies, assisted living facilities and hospitals represent additional future markets for use of the Medbox system, we have no plans to market to these markets it the foreseeable future.

A conventional temperature-controlled Medbox machine retails for $25,000 without the POS.  Sales terms with customers are a 50% deposit with order and 50% upon delivery.

MDS offers a second MDS machine, the “Medibles” Machine, which holds 35 different items and ten units of inventory per item, is refrigerated and is used for refrigerated edible products.  This system sells for a retail price of $15,000 and costs us $7,500 to manufacture.  The 26 machine quantity per order discussed above can be a combination of both systems as MDS determines.  Sales terms remain 50% up front and 50% upon installation. The additional refrigerated machine can only be used in conjunction with the main Medbox machine and not separately.

Purchasers of a Medbox are required to purchase a maintenance contract from MDS.  Pursuant to the maintenance contract purchasers receive from MDS state licensing support, landlord support and technical support for a monthly fee.  Customers who purchased a Medbox prior to July 1, 2011 pay a $79 a month maintenance fee.  The current monthly fee ranges from $295 to $495 depending on the purchaser’s geographic location.  The terms of our standard maintenance contract provide that the contract remains in place as long as the clinic that purchased the Medbox remains open.  If the clinic closes, MDS has the first right to repurchase the Medbox machine for a discounted price set forth in the contract that is based on how long the machine has been in service.

The Point-of-Sale System

We used to sell the point of sale (“POS”) system as an addition to the Medbox.  The POS system consists of a monitor, keyboard, credit card reader, and computer with interface. Beginning January 1, 2012, this equipment comes standard with every Medbox machine purchased. The POS connects to the Medbox and dispenses medicine at the control of an operator.  This eliminates handling of product and provides better inventory control and reduced product shrinkage.

These systems are manufactured according to MDS’ patented design and are far smaller and are not purchased in container lots but instead, in lots of ten systems.  The cost to MDS is $1,000 per system. The retail price was formally $2,500 but as noted above the POS system is now included at no extra charge with each Medbox machine.

Consulting Services

Through MDS and, in Arizona, Medicine Dispensing Systems, Inc., we offer consulting to individuals in established alternative medicine territories as well as newly emerging states that have recently enacted legislation allowing the use of alternative medicine.   Our consulting services provide persons that want to open an alternative medicine clinic comprehensive assistance through the entire process, including legal advice through an outside contracted legal services provider, licensing, permitting, zoning hearings, public relations and marketing, site selection, negotiation with landlords and designing and equipping the clinic.

In Arizona, for example, we generated over $1.2 million in consulting revenues in less than four months from January 2011 through April 2011. In August 2012, we realized an additional $1.3 million in receivables once the permitting process was finalized in Arizona and our clients were awarded licenses to operate alternative medicine clinics.  This model is being duplicated in other states on a going forward basis.

On a turn-key clinic product, which we offer in states that have a state regulated permitting process, we collect $50,000 for our general consulting services, $40,000 for a set of machines (Medbox with POS and Edible add-on), and $60,000 for other store equipment, furniture, displays, and interior construction / leasehold improvements. In general, we typically realize a gross profit on these transactions of $72,500 from the consulting fees/build-out and $21,500 from the Medbox/Edible system sales.

Turn-Key Dispensing Facility

The Company charges a flat $150,000 fee for establishing an operating dispensary, broken down as follows:

	Price	Our Cost	Margin
Package Price	$150,000	$56,000	$94,000
Consulting and Legal	$50,000	$10,000	$40,000
Build-out	$60,000	$27,500	$32,500
Medbox System, including optional add-on and POS	$40,000	$18,500	$21,500

Sales Channels

As discussed above, our primary target market for the Medbox and our related products and services are alternative medicine clinics.  MDS currently advertises its products and services via internet advertising to entrepreneurs seeking to establish a clinic.  MDS’ advertisements can be found at the web site www.medboxinc.com, in print magazine ads such as Entrepreneur Magazine, and Culture Magazine.  The information at our web site should not be considered, and is not incorporated by reference into, this document.

MDS also promotes its machines to existing clinic operators via direct mail and advertising (both print and online).

After initial contact is made by a potential client, the Medbox sales team gives an orientation as to the different products and services we offer. Typically a meeting is scheduled for a live demonstration of our products at one of our offices.

Historic Sales Review

        Over the past 36 months, MDS has sold over 98 Medbox machines.  During that time we also sold 53 POS Systems, which we no longer sell separately.

The Prescription Dispensing Market

As further discussed above our secondary market is doctors’ offices, pharmacies, assisted living facilities, prisons, urgent care facilities and hospice care facilities that are interested in being able to dispense traditional prescription medications.  For pharmacies this could be during off-hours or even during regular hours when the pharmacy wants to offer customers a self-service option, for example, to bypass a long line.  As an example, our Lockbox Rx machine would allow a pharmacy customer to visit the store after the pharmacy counter is closed and, using an identification card and pre-established verification retrieve their medication from our Lockbox Rx system. A physician who prescribes a fair amount of a particular group of medications could have a Medbox machine on site that can dispense the medications to nurses or assistants to dispense to patients, right at his or her office. The same model could be utilized at an urgent care facility, where medication management and patient convenience is a top priority. This would eliminate the patient’s need to separately visit a pharmacy for their initial prescription and, therefore, provide greater convenience to the patient, while also generating a revenue stream for the healthcare service provider. These markets are further leveraged by our pending acquisitions, such as MedVend AMD technology.

The Alternative Medicine Market

Our primary target market is alternative medicine (medical marijuana) clinics.  In addition to our Medbox technology, these clients are often very good prospects for our consulting services.

The development of the alternative medicine market is a function of state legislation.  As a result, while specific markets may not be currently available (a potential disadvantage), we can easily monitor the progress of legislation and know with some degree of certainty when new geographic markets will be coming on line.  This allows us to target our limited sales and marketing resources to those new markets.  In this way, we believe the current legislative environment works in our favor - if the whole country were currently a potential market our limited resources would result in an inability to effectively cover all potential market territories.  With limited markets open we can better cover those available territories and have the advantage that our Medbox product is often featured in the media during the legislative process prior to the opening of a new market.  We believe that this media coverage provides us with brand awareness and a certain level of credibility.

If the market was wide open – in other words, if all or most states in the U.S. had already passed alternative medicine statutes, we would likely not benefit from the free media coverage we have recently enjoyed.  Therefore, existing conditions of the slow roll-out of new states that become potential markets for our products favors our current position.

Competition – Dispensing Systems

We have competition in each product / service line and discuss each that we are aware of in turn below. We start with our flagship product, the Medbox.  Of course, we also compete with the traditional model for the dispensing of regulated medications, where a consumer purchases their medication at a pharmacy through a face-to-face transaction with pharmacy personnel.

The information in this section is based on publicly available information regarding the companies discussed.

InstyMeds Corporation
Minneapolis, Minnesota

InstyMeds offers the InstyMeds Prescription Medication Dispenser (“PMD”) and InstyMeds Prescription Writer.  The PMD is an automated, ATM-style dispenser of acute prescription medications that dispenses directly to patients at the point of care.  The system features a touch screen, credit card swipe, and a 24/7 patient assistant phone.  According to InstyMeds, as of December 2012, the PMD is sold in 34 states and has safely dispensed over one million medications to patients.  InstyMeds sells to conventional medical facilities including hospitals, clinics, surgery centers and urgent care facilities, and markets its system as a way for patients to quickly receive their initial prescription of acute care medications.  The Prescription Writer interfaces to the PMD and medication is dispensed.  We view this system as competitive with the Medbox in the physician market. To our knowledge, InstyMeds has not pursed the alternative medicine market and, because their product dispenses medicine directly to patients, we believe their technology is not compatible with that market in the manner in which we currently target it, that is, by dispension through an operator as opposed to directly to patients. The PMD system does not possess biometric verification or a patient database as is proprietary through PVMI’s patent that we license for our products.

MedBox, LLC
Manchester, Missouri

MedBox, LLC was founded in July 2006 but remains in prototype development stage.  The firm’s intended market is pharmacies, physicians, pharmaceutical manufacturers and health insurance companies.  Similar to InstyMeds, MedBox, LLC seeks to provide immediate dispensing of prescriptions at the healthcare provider’s facility.  A central video monitor allows the patient to connect to and communicate with the pharmacist.  MDS has issued a cease and desist letter to MedBox, LLC, as to its usage of the term “Medbox” as Medbox is a registered trademark of MDS. To our knowledge, MedBox, LLC  has not pursed the alternative medicine market and for reasons similar to that discussed above, we believe their technology is not currently compatible with that market.   The system does not possess biometric verification or a patient database as is proprietary through PVMI’s patent that we license for our products.

QuigMedsTM
Malvern, Pennsylvania

QuigMedsTM, a division of Qmeds, Inc. and organized in late 2004, offers a vending machine for prescription medications.  The system can hold over 700 unit-of-use packages, prints labels and patient information documentation, uses a touch-screen device and operates on a closed, fully secure wireless network.  The system is designed for use by physicians and office staff and is not presently designed for direct patient use.  The QuigMedsTM system has two components – a dispensing cabinet and a stand-alone touch screen where orders are entered.  The firm’s target market appears to be medical practices and they focus on physician dispensing of prescription medications. To our knowledge, this company has not pursed the alternative medicine market and we believe their technology is not compatible with that market..  This product does not possess biometric verification or a patient database as is proprietary through PVMI’s patent that we license for our products.

Dispense Labs
Aliso Viejo, California

Dispense Labs is a company established in 2012 that offers a marijuana vending machine called “Autospense” that is consumer accessed and can operate 24 hours per day. We believe that this company has infringed on MDS’ patent and also harmed the image of the technology MDS has created. As a result, Medbox has filed suit against The Dispensary Group in federal court to seek recourse.  See “Item 8. Legal Proceedings” for additional information. This company’s business model is different from ours in that it caters to dispensaries that need to provide 24-hour direct consumer access to product.  Therefore, we do not believe that this company is a threat to our business in any way. However, Medbox aggressively protects the image of its technology and defends its licensed patent vigorously. According to Dispense Labs, as of March 2013, the company has two machines currently operational.

Future Goals

We believe that the Company is perfectly positioned to be the leader in compliance and inventory control in many different industries. We believe that while alternative medicine is an industry that desperately needs regulation, the prescription dispensing market is also in need of a standardized monitoring system that can help limit abuse. We are committed to developing products that help limit abuse of pharmaceutical products across a multitude of industries while improving the standard of care for patients and consumers.

While we currently focus on sales in the United States, our long-range plans include marketing our products to other countries, principally Canada and Mexico.

Employees

We currently have eight full time employees and five part time employees.  We also use the services of six independent contractors.

Research and Development

We estimate the amount we spent during each of the last two fiscal years on research and development activities to be approximately $775,000.

Item 1A.  Risk Factors

An investment in our common stock involves  a high degree of risk.  You should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock.  Our business and results of operations could be seriously harmed by any of the following risks.

Our continued success is dependent on additional states legalizing medical marijuana.

Continued development of the medical marijuana market is dependent upon continued legislative authorization of marijuana at the state level for medical purposes.  Any number of factors could slow or halt the progress.  Further, progress, while encouraging, is not assured and the process normally encounters set-backs before achieving success.  While there may be ample public support for legislative proposal, key support must be created in the legislative committee or a bill may never advance to a vote.  Numerous factors impact the legislative process.  Any one of these factors could slow or halt the progress and adoption of marijuana for medical purposes, which would limit the market for our products and negatively impact our business and revenues.

The Alternative Medicine Industry Faces Strong Opposition.

It is believed by many that well-funded, significant businesses may have a strong economic opposition to the medical marijuana industry as currently formed.  We believe that the pharmaceutical industry clearly does not want to cede control of any compound that could become a strong selling drug.  For example, medical marijuana will likely adversely impact the existing market for Marinol, the current “marijuana pill” sold by mainstream pharmaceutical companies.  Further, the medical marijuana industry could face a material threat from the pharmaceutical industry should marijuana displace other drugs or simply encroach upon the pharmaceutical industry’s turf for compounds such as marijuana and its component parts.  The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana movement.  Any inroads the pharmaceutical industry could make in halting or rolling back the medical marijuana movement could have a detrimental impact on the market for our products and thus on our business, operations and financial condition.

Marijuana remains illegal under Federal law.

Marijuana remains illegal under federal law.  It is a schedule-I controlled substance.  Even in those jurisdictions in which the use of medical marijuana has been legalized at the state level, it’s prescription is a violation of federal law.  The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes.  Therefore, federal law criminalizing the use of marijuana trumps state laws that legalize its use for  medicinal purposes.  At present the states are standing tall against the federal government, maintaining existing laws and passing new ones in this area.  This may be because the Obama administration has made a policy decision to allow the states to implement these laws and not prosecute anyone operating in accordance with applicable state law.  However, we face another presidential election cycle in 2016, and a new administration could introduce a less favorable policy.  A change in the federal attitude towards enforcement could cripple the industry. While MDS is not insulated from economic risk if such a change were to occur, we believe that by virtue of the fact that it does not market, sell, or produce marijuana or marijuana related products, the Company and its investors should be insulated from federal prosecution or harassment.  However, the medical marijuana industry is our primary target market, and if this industry was unable to operate, we would lose the majority of our potential clients, which would have a negative impact on our business, operations and financial condition.

Our potential clients may have difficulty accessing the service of banks, which may make it difficult for them to purchase our products and services.

As discussed above, the use of marijuana is illegal under federal law.    Therefore there is a compelling argument that banks cannot accept for deposit funds from the drug trade and therefore cannot do business with businesses that traffic in marijuana, and clinic operators often have trouble finding a bank willing to accept their business.  While U.S. Rep. Jared Polis (D-CO) has stated he will seek an amendment to banking regulations and laws in order to allow banks to transact business with state-authorized medical marijuana businesses, there can be no assurance his legislation will be successful, that banks will decide to do business with medical marijuana retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under Federal law.  The inability of our target market to open accounts and otherwise use the service of banks may make it difficult for them to purchase our products and services.

We have a limited operating history and may not succeed.

We have a limited operating history and may not succeed.  We are subject to all risks inherent in a developing business enterprise.  Our likelihood of continued success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with manufacturing specialty products and the competitive and regulatory environment in which we operate.  You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages.  For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our new products.  We may not successfully address these risks and uncertainties or successfully implement our operating strategies.  If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment.

We may require substantial capital requirements to finance our operations, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

We may require additional capital for future operations.  We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

■	cash provided by operating activities;
■	available cash and cash investments; and
■	capital raised through debt and equity offerings.

       Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms.  Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance.  Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us.  If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects.  Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

Our stock price has been extremely volatile and our trading market illiquid; as a result, stockholders may not be able to resell their shares at or above the price paid for them.

The market price of our common stock as has been extremely volatile and could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects, among other factors.  Further, our common stock is not listed on a stock exchange, nor do we currently intend to list the common stock on a stock exchange, and the common stock is traded sporadically.  An active public market for our common stock currently exists but may not be sustained.   Therefore, stockholders may not be able to sell their shares at or above the price they paid for them.

Among the factors that could affect our stock price are:

▪	industry trends and the business success of our vendors;
▪	actual or anticipated fluctuations in our quarterly financial and operating results and operating results that vary from the expectations of our management or of securities analysts and investors;
▪	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results;
▪	announcements of strategic developments, acquisitions, dispositions, financings, product developments and other materials events by us or our competitors;
▪	regulatory and legislative developments;
▪	litigation;
▪	general market conditions;
▪	other domestic and international macroeconomic factors unrelated to our performance; and
▪	additions or departures of key personnel.

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

A large number of outstanding shares of our common stock are held by two of our principal stockholders. Although we believe that such holders have no current intention to sell any shares of our stock, if either of these principal stockholders were to decide to sell large amounts of stock over a short period of time such sales could cause the market price of our common stock to decline.

The success of our new and existing products and services is uncertain.

We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product and service enhancements and new products and services.  These products and services are relatively untested, and we cannot assure you that we will achieve market acceptance for these products and services, or other new products and services that we intend to offer in the future.  Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors in the business of dispensing regulated pharmaceutical products. In addition, new products, services and enhancements may pose a variety of technical challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products, services or enhancements could seriously harm our business, financial condition and results of operations.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our  machines by consumers. Although believe that the use of dispensing machines in the United States is gaining better consumer acceptance, we cannot predict the future growth rate and size of this market.

If we are able to expand our operations, we may be unable to successfully manage our future growth.

Since we initiated product sales in 2010, our business has grown significantly.  This growth has placed substantial strain on our management, operational, financial and other resources.  If we are able to continue expanding our operations in the United States and in other countries where we believe our products will be successful, as planned, we may experience periods of rapid growth, which will require additional resources.  Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals.  In addition, we will need to expand the scope of our infrastructure and our physical resources.  Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

We primarily depend on a single product for our revenue.

Although we generate revenue through the provision of our consulting services and have developed new products that we intend to market going forward, currently we primarily rely on the sale of our Medbox machine and related consulting services for our revenue.  We do not have a broad portfolio of other products that we could rely on to support our operations if we were to experience any difficulty with the manufacture, marketing, sale, or distribution of the Medbox machine.  However, we do see our pending acquisitions as adding diversity to our business operations.

We depend upon related party and third-party manufactures and suppliers and the loss of such related party and third-party manufactures and suppliers would seriously harm our business.

We depend, and will continue to depend, on outside parties for the manufacture of our Medbox machines and its key components. We intend to expand our manufacturing and such expansion may be limited by the manufacturing capacity of our third-party manufacturers and suppliers. Although we expect that our current related party and third-party manufacturers and suppliers will be able to produce sufficient units to meet projected demand, if there is an unanticipated increase in demand for the Medbox, we may be unable to meet such demand due to manufacturing constraints.  Should our related party or third-party manufacturers and suppliers cease making the Medbox or the components thereof, we would be required to locate and qualify additional suppliers.

Our prior growth rates may not be indicative of our future growth rates.

You should not consider prior growth rates in our revenue to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to sell our products and services to new customers.  Our future operating results will depend upon many other factors, including:

     - the level of product and price competition,

     - our success in expanding our business network and managing our growth,

     - our ability to develop and market product enhancements and new products,

     - the timing of product enhancements, activities of and acquisitions by competitors,

     - the ability to hire additional qualified employees, and

     - the timing of such hiring and our ability to control costs.

We may be unable to adequately protect or enforce our patents and proprietary rights.

Our continuing success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We currently have a license with respect to one U.S. patent and Canadian patent  relating to our business and have 4 other patents pending.  We cannot assure you that our patents will be held valid if challenged, or that other parties will not claim rights in or ownership of our patent and other proprietary rights.  We also cannot assure you that our pending patents will be issued. Moreover, patents issued to us may be circumvented or fail to provide adequate protection.

We depend upon key personnel, the loss of which could seriously harm our business.

Our performance is substantially dependent on the continued services of our executive officers and key employees.   Our long-term success will depend on our ability to recruit, retain and motivate highly skilled personnel. The inability to attract and retain necessary technical and managerial personnel could seriously harm our business, financial condition, results of operations, and our ability to achieve sufficient cash flow.

Requirements associated with being a reporting public company will require significant company resources and management attention.

We have filed a Form 10 registration statement with the U.S. Securities and Exchange Commission (“SEC”).  Once the Form 10 becomes effective, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the other rules and regulations of the SEC relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as an SEC reporting company. These areas include corporate governance, internal control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as an SEC reporting company on a timely basis.

In addition, compliance with reporting and other requirements applicable to SEC reporting companies will create additional costs for us, will require the time and attention of management and will require the hiring of additional personnel and outside consultants. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the impact that our management's attention to these matters will have on our business.

Our preferred stock has rights senior to those of our common stock which could adversely affect holders of common stock.

Our articles of incorporation give our Board of Directors the authority to issue series of preferred stock without a vote or action by our stockholders.  The Board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights.  The rights granted to holders of preferred stock may adversely affect the rights of holders of our common stock. Any such authorized class of preferred stock may have a liquidation preference – a pre-set distribution in the event of a liquidation – that would reduce the amount available for distribution to holders of common stock or superior dividend rights that would reduce the amount of dividends that could be distributed to common stockholders.  In addition, an authorized class of preferred stock may have voting rights that are superior to the voting right of the holders of our common stock.

The drugs dispensed by our products are subject to numerous governmental regulations and it can be costly to comply with these regulations and to develop compliant products and processes.

The medicines dispensed by our products are subject to rigorous regulation by the U.S. Food and Drug Administration, and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs.   In addition, no assurance can be given that we will remain in compliance with applicable FDA and other regulatory requirements once clearance or approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our business, and we cannot predict the impact that future regulations may have on us.

Local, state and federal medical marijuana laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our sales or marketing practices. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our revenues, profitability, and financial condition.

In addition, it is possible that regulations may be enacted in the future that will be directly applicable to Medbox and our products.  We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.  These potential effects could include, however, requirements for the revisions to our products to meet new standards, the recall or discontinuance of certain products, or additional record keeping and reporting requirements.  Any or all of these requirements could have a material adverse effect on our business, financial condition, and results of operations.

Our management controls a large block of our common stock that will allow them to control us.

As of March 31, 2013, members of our management team and affiliates beneficially own approximately 84.2% of our outstanding common stock and all 3,000,00 outstanding shares of our preferred stock, which convert at a rate of five shares of common stock for each share of preferred stock.  As such, management owns approximately 92.2% of our voting power.  As a result, management will have the ability to control substantially all matters submitted to our stockholders for approval including:

a)  election of our board of directors;

b)  removal of any of our directors;

c)  amendment of our articles of incorporation or bylaws; and

d)  adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other  business combination involving us.

In addition, management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Any additional investors will own a minority percentage of our common stock and will have minority voting rights.

Holders of our common stock have a risk of potential dilution if we issue additional shares of common stock in the future.

Our articles of incorporation authorize 100,000,000 shares of common stock, of which 14,769,884 are currently outstanding as of March 31, 2013, and 10,000,000 shares of preferred stock, of which 3,000,000 shares are currently outstanding as of March 31, 2013, and our Board of Directors is authorized to issue additional shares of our common stock and preferred stock.  Although our Board of Directors intends to utilize its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our common stock or preferred stock convertible into common stock would cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares.

Item 2.                      Financial Information

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward Looking Statements

This document contains certain forward- looking statements as defined by federal securities laws.  For this purpose, forward- looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate”, “could”, “should”, “would”, “likely”, “may”, “will”, “plan”, “intend”, “believes”, “expects”, “anticipates”, “projected”, or similar expressions.  Those statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements.  The forward looking information is based on various factors and was derived using numerous assumptions.  For these statements, we claim the protection of the “bespeaks caution” doctrine. Such forward-looking statements include, but are not limited to:

•	statements regarding our anticipated financial and operating results;
•	statement regarding anticipated future sources of revenues;
•	statements regarding our goals, intensions, plans and expectations, including the introduction of new products and services and markets and locations we may target in the future;
•	statements regarding the anticipated timing and impact of our pending acquisitions; and
•	statement with respect to having adequate liquidity.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	negative changes in public sentiment towards acceptance of the use of alternative medicines, or community resistance to the establishment of alternative medicine clinics;
•	changes in the pace of legislation legalizing the use of medical marijuana;
•	other regulatory developments that could limit the market for our products and services;
•	our ability to successfully integrate acquired entities;
•	competitive developments, including the possibility of new entrants into our primary market with growing acceptance of the use of medical marijuana;
•	the loss of key personnel; and
•	other risks discussed in this document.

All forward-looking statements in this document are based on information currently available to us as of the date of this report, and we assume no obligation to update any forward-looking statements.

Critical Accounting Policies

The Company’s policy is to use the accrual method of accounting to prepare and present financial statements, which conform to generally accepted accounting principles. The company has elected a December 31st year-end.

The Company considers all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Inventories are valued at the lower of average cost.

Revenue is recognized at the time of sale upon receipt of payment.

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.”  SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Overview

We provide medicine dispensing technology to clients who are involved in dispensing alternative medicine and conventional pharmaceuticals to end-users.  Our systems provide control, accountability, and security.  Since inception our business focused primarily on the medical marijuana marketplace.  Based upon unsolicited inquiries from interested institutional entities we came to understand our technology could be applied to the broader pharmaceutical marketplace.  While most individuals associate drug dispensing with pharmacies, whether freestanding or within a hospital setting, numerous other environments dispense pharmaceuticals and these organization, from urgent care facilities to drug rehabilitation, to hospice, to physician offices, to assisted living centers, to prisons, must wrestle with ways to make drugs available but control their distribution.  Certain common pharmaceuticals are frequent targets for theft and misuse.  We help these facility operators gain greater control over these drugs while allowing dispensing in a more economical and controlled manner.

We primarily generate revenues from the sale of our Medbox system and refrigerated add-on device and the consulting services we provide to startup alternative medical marijuana clinics.  While such fees have been waived to date, beginning in June 2013 we expect that we will earn fees from ongoing maintenance and consulting services provided to the purchasers of our machines.  The continued success of our primary business depends on states continuing to legalize the use of marijuana for medical purposes and adopting a corresponding process to license alternative medicine clinics to dispense the medical marijuana, as well as continuation of the current federal policy of not enforcing the federal prohibition on the use of marijuana in states that have legalized it.

Our revenue model consists of the following income streams:

1.  Gross profit margins on equipment sales.  We anticipate a gross profit margin of $14,000 per Medbox machine sold.  Medbox machines retail for $25,000 and cost us $11,000 for each machine and POS system.  To date all sales have been system sales that include an Edibles add-on, which is a refrigerated unit that works with the Medbox.  Edibles add-on machines retail for $15,000 and cost us $7,500.

2.  Continuing maintenance revenue of up to $495 per month per installed machine.  Services include consulting, marketing support, and equipment maintenance.  Our out of pocket cost is $50 per month per system.

3.  Consulting fee revenues from our consulting services.  This revenue stream accounts for a significant portion of our current and anticipated future revenues.  In jurisdictions where there is intense competition for a limited number of licenses, we believe the Medbox model, with its incorporated security measures, promotes a distinct advantage in the application selection process in the states where an applicant is graded on the ability to demonstrate compliance

Results of Operations – Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Financial Summary

We experienced a minor 2.4% increase in revenue from FY 2011 to FY 2012 ($3.53 million versus $3.44 million in FY 2011) but experienced a very strong increase in our backlog which will contribute to a very strong Q1 2013.  We also experienced stronger margins, and lower operating costs.  Earnings before interest and taxes (EBIT) increased from $188 thousand (5.5% of revenue) in FY 2011 to $579 thousand (16.4% of revenue) in FY 2012.

Revenue

FY 2012 revenues increased to $3.53 million, 2.4% above FY 2011 levels.  However, including deferrals, revenue activity expanded nearly 32% to $4.54 million.  At FYE 2011 the Company had no deferred revenue.  By FYE 2012 the Company had signed contracts and commenced work of $673,250 of services but did not reach the critical milestone to trigger the ability to classify the services as complete.  That revenue was recognized in January 2013 when the milestones were reached.  As the Company does not presently record work in process the full $673,250 was classified as deferred revenue.  In addition, due to various market issues (primarily legislative delays) beyond the Company’s control, the Company provided $345,000 of voluntary discounts to certain clients.  While these discounts served to reduce revenue in FY 2012, the impacted clients re-engaged the Company for additional services that met or exceeded $350,000 during Q1 2013.

As discussed in “Item 1. Business,” we require service contracts for our installed user base as an adjunct to our system sales. To date, our systems have experienced low service needs and therefore we would enjoy a strong profit margin on these subscription-type revenues, which are generally a function of the number of systems installed. As discussed, we have chosen to waive those revenues to give our operators “good will” while their new businesses begin operations.  Our installed systems base increased from 52 systems at December 31, 2011 to 106 systems at December 31, 2012. Our projections for FY 2013 include the sales of 75 systems. At FYE 2012 we had 23 consulting clients under contract in the states of Arizona, Connecticut, and Massachusetts. 20 of these clients have been awarded licenses and 3 are in the pre-license-application phase. All clients awarded a license are under contract to purchase a system and have Medbox facilitate the building of their dispensary.

We experienced $1,760,000 of systems sales revenue in FY 2012 as opposed to $1,520,000 of systems sales revenue in FY 2011.

We experienced $1,765,636 of consulting revenue in FY 2012 as opposed to $1,880,000 of consulting revenue in FY 2011. However, $673,250 in consulting fees originated in 2012 and has been deferred to Q1 2013.

As discussed above our consulting activities are generally focused upon assisting potential operators of medical marijuana clinics and dispensaries to secure licenses and establish dispensary operations. This often includes all build-out, construction, and furnishings which can vary by location and by consulting contract (e.g. some clients may elect to perform their own build-out and others may select a location that requires minimal remodeling). As a result, we believe that consulting activities are best measured by the gross profit contribution.

Cost of Sales

Our cost-of-sales include systems costs for our systems sales and construction, build-out, licenses, and permits for our consulting activities.  Our cost of sales decreased both in actual dollars to $1,314,112 and as a percent of revenue to 37% from FY 2011 to FY 2012.  As a result, we experienced an increase in our gross profit margin from $1.63 million in FY 2011 (47.4% of revenue) to $2.21 million in FY 2012 (62.7% of revenue).

Gross Profit Discussion

Our cost-of-sales include systems costs for our systems sales and construction, build-out, licenses, and permits for our consulting activities. Our systems costs (as a percent of revenue) are generally consistent and were $388.5k during the year ended December 31, 2012 compared to $365k during the year ended December 31, 2011, generating 49.9% and 44.2% of our gross profit margin, respectively.

Year Ended December 31:	FY 2012	FY 2012	FY 2011	FY 2011
Gross Profit	$3,525,636	100%	$3,441,870	100%
Attributable to Systems	$1,760,000	49.9%	$1,520,000	44.2%
Attributable to Consulting	$1,765,636	50.1%	$1,880,000	55.8%
Attributable to maintenance	$0	0%	$0	0%
Attributable to Other	$0	0%	$0	0%

Operating Expenses

Operating expenses consist of all other costs incurred during the year other than cost of sales as discussed above.  Our operating costs increased from $1.428 million in FY 2011 (41.5% of revenue) to $1.603 million in FY 2012 (45.5% of revenue).  Selling and marketing expenses were relatively consistent.  Professional fees from 18.2% to 16.3% of revenue, a 190-basis point betterment.  General and administrative expenses increased from $747 thousand (21.7% of revenue) in FY 2011 to $967 thousand (27.4% of revenue) in FY 2012.  However, operating costs decreased from 41.5% of revenue in FY 2011 to 40.4% of revenue in FY 2012.

Depreciation increased from $13.6 thousand (0.4% of revenue) in FY 2011 to $29.9 thousand (0.8% of revenue) in FY 2012.

Interest expense decreased from $39.5 thousand (1.1% of revenue) in FY 2011 to $4.9 thousand (0.1% of revenue) in FY 2012.

Earnings before taxes increased from $148 thousand (4.3% of revenue) in FY 2011 to $573.6 thousand (16.3% of revenue) in FY 2012.

Taxes increased substantially from $44.4 thousand (an effective 29.9% tax rate) in FY 2011 to $245.7 thousand (an effective 42.8% tax rate) in FY 2012.

Net income increased from $103.8 thousand (3.0% of revenue) in FY 2011 to $327.9 thousand (9.3% of revenue) in FY 2012.

 More importantly, during the year ended December 31, 2012 we incurred a bad debt expense of $418 thousand, equating to 9.2% of revenue. Aside from bad debt, operating costs improved by 10.2% of revenue during 2012. Areas where we experienced material changes in operating costs during 2012 include:

· Advertising costs decreased from $171 thousand during the year ended December 31, 2011, representing 5.0% of revenue, to $77 thousand during the year ended December 31, 2012, representing 1.7% of revenue.  Advertising costs decreased during 2012 because the company relied on referrals and word-of-mouth clientele.

· Equipment rental expense decreased from $60 thousand during the year ended December 31, 2011, representing 1.7% of revenue, to $3 thousand during the year ended December 31, 2012, representing 0.1% of revenue, as a result of less trade shows being attended by the company in 2012 due to the fact that the company had an established corporate presense in the market.

· Legal and accounting expense increased from $95 thousand during the year ended December 31, 2011, representing 2.7% of revenue, to $154 thousand during the year ended December 31, 2012, representing 3.4% of revenue.  This increase is primarily attributable to legal and accounting costs associated with preparing our Form 10 registration statement for filing with the SEC and other preparations to become an SEC reporting company.  We expect these costs to remain elevated during 2013 as we continue this process, and to remain above 2011 levels going forward as a result of our anticipated status as an SEC reporting company.

· Outside service expense increased from $61 thousand during the year ended December 31, 2011, representing 1.8% of revenue, to $114 thousand during the year ended December 31, 2012, representing 2.5% of revenue.  This increase was attributable generally to Arizona application preparation for clients, zoning permits for Arizona clients, landlord expenses for Arizona clients.

· Professional fees decreased from $626 thousand during the year ended December 31, 2011, representing 18.2% of revenue, to $573 thousand during the year ended December 31, 2012, representing 12.6% of revenue. These fees, which include independent contractor salaries and bonuses to sales people, were reduced during 2012 to help offset increased expenses in legal and accounting fees.

· Rent expense increased from $125 thousand during the year ended December 31, 2011, representing 3.6% of revenue, to $223 thousand during the year ended December 31, 2012, representing 4.9% of revenue.  The increase was attributable to larger offices to house increased marketing, sales, and management departments.

· Bad debt expense increased from zero during the year ended December 31, 2011 to $418 thousand during the year ended December 31, 2012.  The 2012 bad debt expense was attributed to four contracts in Arizona that were terminated due to a one-year expiration period whereas the contractual obligations were no longer valid under the contract. This was due to force majeure in the State not implementing its program as scheduled. All four contracts were reorganized and counted as revenue in new contracts signed during the third quarter of 2012.

As previously discussed, gross revenue can vary according to the amount of direct costs included in consulting revenues. We therefore believe that analyzing certain operating costs as a function of gross profit can provide better insight as to cost variances and expense performance. We provide such an analysis on a summary basis in the table below. Operating costs improved substantially during the year ended December 31, 2012.

Balance Sheet Analysis

Assets

Our balance sheet remains strong.  Our current assets exceed current liabilities by a ratio of 1.62:1 and with minimal long-term debt; our current assets exceed total liabilities by a 1.61:1 ratio.  Our cash on hand is sufficient to cover all of our accrued expenses and payables by a ratio of 1.8:1.  As we enjoy exceptionally strong margins on our consulting services, we tend to generate substantial cash from operations and are not generally growth inhibited due to operating capital constraints.

Our total assets increased substantially in FY 2012 from $0.51 million at FYE 2011 to $3.51 million at FYE 2012.  The increase was attributable to the following assets categories.

•	$1.027 million of cash on hand at FYE 2012 versus $42,356 of cash at FYE 2011. 29.2% of the Company’s net assets are in cash.
•	$2.05 million of accounts receivable. This asset represents 58.4% of total assets.
•	Inventory, consisting primarily of systems on hand, increased from $100 thousand at FYE 2011 to $377.9 at FYE 2012.

Our assets can be summarized as follows (as a percent of total assets):

•	Cash 29.2%
•	Accounts receivable 58.4%
•	Inventory 10.8%
•	Current Assets 98.4%
•	Fixed Assets, net 1.5%
•	Other 0.1%
•	Total Assets 100.0%

    Inventory increased from $100 thousand at December 31, 2011 to $377.9 thousand at December 31, 2012.

Liabilities

Current liabilities increased from $120.9 thousand at FYE 2011 to $2.13 million at FYE 2012.  The increase was attributable to the following categories (stated as a percent of total assets).

(All figures expressed in 000s)

•	The Company recorded accounts payable and accrued expenses of $324 representing 9.2% of total assets.
•	The Company recorded taxes payable (current and deferred) of $245.7 representing 7.0% of total assets.
•	Deferred revenue of $673.2 representing 19.2% of total assets.
•	Related party note payable of $869 representing 24.7% of total assets.
•	Current portion of debt of $15.5 representing 0.4% of total assets.
•	Our long term liabilities of $24.5 represent 0.7% of total assets.
•	Total liabilities of $2.15 million represent 61.3% of total assets.

Liquidity and Capital Resources

We believe we have adequate sources of liquidity to fund our short-term and long-term needs.

Off-balance Sheet Arrangements

We maintain no material off-balance sheet arrangements.

Item 3.  Properties.

Real Property

At present, we do not own any property.  We currently lease office space at:

•	8439 West Sunset Blvd., Suite 100 & 101, West Hollywood, CA 90069 (4,000 square foot office);
•	6700 Fallbrook Ave. Suite 289, West Hills, CA 91307 (1,500 square foot office);
•	445 Park Ave., 9th Floor, New York City, New York 10022 (virtual);
•	1 Dundas Street West, Suite 2500, Toronto M5G 1Z3, Canada (virtual);
•	100 Pall Mall, St. James, London SW1Y 5NQ, UK (virtual);
•	14F 1-2-1 Kinshi, Sumida-ku, 1300031 Tokyo, Japan (virtual);
•	57 Pratt Street, Floor #3, Hartford, CT 06103 (1,000 square foot office); and
•	7047 E Greenway Parkway, Suite 250. Scottsdale, AZ 85254 (1,000 square foot office)

Virtual offices allow for reduced rent while still having meeting room capabilities within the office building.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of March 31, 2013, information regarding the beneficial ownership of our common stock by:

(i)	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock;

(ii)           each of our directors and executive officers; and

(iii)           all executive officers and directors as a group.

This information as to beneficial ownership was furnished to the Company by or on behalf of each person named.  As at March 31, 2013, there were 14,769,884 shares of our common stock issued and outstanding.  Unless otherwise noted below, we believe that each person named in the table has or will have the sole voting and sole investment power with respect to each of the securities reported as owned by such person.

Title Of Class	Name And Address Of Beneficial Owner(1)	Amount and Nature Of Beneficial Ownership	Percentage Of Class

Common Stock	Dr. Bruce Bedrick (2)	25,442,390(3)	85.4%

Common Stock	Leila Guieb (2)	5,000	*

Common Stock	Vincent Mehdizadeh (4)	1,452,020(5)	4.8%

Common Stock	William R. Smith, III	2500	*

Common Stock	All Directors and Officers as a Group	26,901,910	90.2%

*  Less than 1%

(1)           For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

(2)           The address for Mr. Bedrick is 8439 West Sunset Blvd., Suite 101, West Hollywood, CA 90069.

(3)           Includes 500,000 shares held in the name of Kind Clinics, LLC, an entity controlled by Dr. Bedrick.  Also includes 1,000,000 shares of our Series A Convertible Preferred Stock, each of which is currently convertible into five shares of our common stock.

(4)           The address for Mr. Mehdizadeh is 6700 Fallbrook Ave., Suite 289, West Hills, CA 91307

(5)           Includes 1,452,020 shares held by PVM International, Inc., controlled by Vincent Mehdizadeh and 7,942,390 shares held by Vincent Chase, Inc., controlled by Dr. Bedrick.  Also includes 2,000,000 shares of our Series A Convertible Preferred Stock held by Vincent Chase, Inc., an entity controlled by Dr. Bedrick.  Each share of our Series A Convertible Preferred is convertible into five shares of our common stock.

Item 5.                      Directors and Executive Officers.

The following table sets forth, as of the date of this registration statement, the name, age and positions of our executive officers and directors.

NAME	AGE	POSITION

Dr. Bruce Bedrick	44	Chief Executive Officer and Director

Leila Guieb	33	Chief Financial Officer and Secretary

William R. Smith, III	49	Vice President of Sales & Marketing, Director of Acquisitions and Director of Medbox, Inc., Chief Executive Officer of MDS

P. Vincent Mehdizadeh	34	Founder and Senior Consultant at MDS

The business background and certain other information about our directors and executive officers is set forth below:

Dr. Bruce Bedrick  – Chief Executive Officer / Director

Dr. Bruce Bedrick is a highly accomplished, versatile and respected Physician and business owner with over 15 years of diverse and innovative experience. As a dynamic leader, he consistently achieves outstanding results in challenging environments while building and maintaining strong, loyal relationships with both colleagues and community members. Dr. Bedrick offers the unique combination of hands-on administration that maximizes organizational effectiveness, operations-oriented leadership that ensures efficiency and people-oriented guidance that yields productivity. Prior to joining the Company, Dr. Bedrick opened a  chiropractic practice in 2008, which he managed until the Fall of 2010 when he sold his practice to pursue other business endeavors.

Dr. Bedrick joined MDS in the Fall of 2010 as the Company’s Chief Operating Officer. He became CEO of Medbox, Inc. in December, 2011 and has served as a Director since December 2011. As our CEO, Dr. Bedrick is responsible for managing our day-to-day operations, as well as overseeing our marketing and sales divisions.  He provides leadership at Medbox in the planning and implementation of all new strategic initiatives. Dr. Bedrick has over 15 years experience in the healthcare field as a practitioner, consultant and executive.  He has successfully developed and operated several healthcare practices during that time.  A Philadelphia native, Dr. Bedrick earned his undergraduate degree from Ithaca College and his Doctorate from Western States Chiropractic College.

Our Board of Directors believes that Dr. Bedrick’s qualifications to serve as a Director of Medbox include his medical and business background, his development of healthcare practices in the past, as well as a wealth of knowledge about new business development.

Leila Guieb – Chief Financial Officer / Secretary

Leila Guieb joined MDS in November 2010 as its Chief Financial Officer. In December 2011 she became Chief Financial Officer and Secretary of Medbox, Inc., and she also served as a Director of Medbox from December 2011 until April 1, 2013. Is our Chief Financial Officer, Ms. Guieb is responsible for all accounting functions including payroll, accounts payable, accounts receivables, and monitoring ongoing marketing expenses.

We employ Ms. Guieb on a part-time basis.  Since December 2012 Ms. Guieb has also been employed as a Senior Treasury Cash Manager at Toyota Financial Services.  In this role she performs ongoing daily cash transaction processing, position consolidation, file interfaces and reconciliation and reporting activities, monitors cash positions and transaction flows, and manages bank accounts and related services.  From March 2011 through March 2012, in addition to her positions with Medbox, Inc. and MDS, she was a business analyst at BCBG Max Azaria.

Ms. Guieb began her career in 2001 at the Beverly Hills-based world headquarters of Hilton Hotels Corporation.  Starting in the accounting department, she was promoted in December 2003 to Treasury Analyst to perform daily cash functions for the company and its joint ventures.  She held this position through December 2009.  In this position she supported the $6 billion acquisition of Hilton International, Inc. by managing investment activities to optimize cash flow and investment earnings. She also processed $1 billion rollover of existing debt, handling interest payments on debt and recording interest.  Ms. Guieb was attending the University of Southern California for her Master’s degree from 2008 through 2010 and was not employed during the period December 2009 through November 2010, when she joined MDS.

We believe that Ms. Guieb’s background in treasury provides excellent skills to handle banking relationships and manage company payments.

A Los Angeles native, Ms. Guieb earned both a Bachelor of Science degree in Business Administration in 2001 and a Master of Business Administration degree in 2010 from the University of Southern California.

William R. Smith, III – Vice President of Sales & Marketing / Director of Acquisitions, Director of Medbox, Inc., Chief Executive Officer of MDS

Mr. Smith joined Medbox, Inc. as Vice President of Sales & Marketing and Director of Acquisitions on January 1, 201 and became CEO of MDS on such date as well.  He was appointed to the Board of Directors on April 1, 2013.  Mr. Smith is a highly educated professional possessing a BA in Business Management, BS in Accountancy, and a MBA in Business Administration with a concentration in accountancy for CPA eligibility.  He is further a doctoral (PhD) pending scholar, with more than 16 years in the banking industry and ten additional years building  one of the largest pet health insurance companies in the United States.  His career path has exposed him to the budgetary process, financial analyzation, operational efficiencies, direct response marketing strategies, social media outlets, public relations, public speaking, and this when combined with his public company expertise galvanizes him to oversee Medbox’s merger and acquisition department.

Among his many successes, his greatest accomplishment was serving as the founder, Chairman, and CEO of the Hartville Group.  Hartville is among the largest pet health insurance companies in the United States, which services a $20 billion industry.  During his ten year stewardship, the company was an SEC reporting and publicly traded company, which utilized the successful comic strip character “Garfield” created by Jim Davis.  He has supervised acquisition activity, presented investment transactions to Wall Street, conducted investor road shows, negotiated investment transactional structure, and reported corporate operating success on nationwide radio, television, and telephonic conference calls.  Investment transactions closed by the Hartville Group included debt financing totaling $3 million and equity financing of $16 million.  Hartville today remains one of America's oldest and most established independent pet health insurers. During the last five years Mr. Smith has been a consultant to and investor in some newly emerging markets and companies.

Our Board of Directors believes that Mr. Smith’s qualifications to serve as a Director of Medbox include his extensive business and educational background, including his successful past development of another new business, his experience with the disclosure and financial reporting obligations of an SEC reporting company, and his business and industry contacts.

 P. Vincent Mehdizadeh – Senior Consultant and Founder of MDS

Mr. Mehdizadeh founded MDS in February 2008.  He has been responsible for establishing corporate direction and setting its strategy as well as acquiring the 2010 patent which is the underlying technology of the Medbox.  Mr. Mehdizadeh has been featured in interviews with CNN, ABCNews, Reuters, Associated Press, NPR, and has been featured in articles appearing in Newsweek, Los Angeles Times, and the Wall Street Journal, to name a few.

Mr. Mehdizadeh was responsible for assembling the talented management core of Medbox, developing the concept behind the business model driving the revenue for the company, and also assists with seminars, media interviews, and public speaking engagements on behalf of the company. Mr. Mehdizadeh’s role has evolved into an advisory role as he does not hold a board seat nor is he an officer of the public company. He is an affiliate of the public company.

Mr. Mehdizadeh has been employed as Senior Consultant at MDS since December 2012. Prior to December 2012, Mr. Mehdizadeh was the CEO and Founder of MDS.

Prior to founding MDS, Mr. Mehdizadeh was the Director of Client Relations for the following law offices at various times from 2003 through 2008:  Law Office of Donald J. Townley; Law Offices of Frank E. Miller; Law Offices of Thomas R. Lee, Rexford Law Group; and the Moheban Law Firm.

In 2007, Mr. Mehdizadeh was involved in the sale of his automobile to a private party. The transaction terms were in dispute by the parties and Mr. Mehdizadeh pled no-contest to using an access card (credit card) without the owner’s consent. The matter was resolved with Mr. Mehdizadeh receiving probation. Mehdizadeh is still currently on probation for that offense.

Our Board of Directors believes that Mr. Mehdizadeh’s qualifications to serve as a Senior Consultant include his experience as the founder of MDS and developer of the Medbox and his knowledge of the alternative medicine market.

There are no family relationships between any of our executive officers and Directors.

Item 6.                      Executive Compensation.

The following sets forth the compensation we paid during 2012 and 2011 to our Chief Executive Officer and any other executive officers whose total compensation exceeded $100,000 during the year ended December 31, 2012 (the “named executive officers”):

						Non-Equity	Nonqualified	All
Name and					Warrant /	Incentive	Deferred	Other
Principal				Stock	Option	Plan	Compensation	Compen
Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	-sation	Total

Dr. Bruce Bedrick	2012	65,000	0	0	0	0	0	0	$65,000(1)
Chief Executive Officer and Director	2011	65,000	0	0	0	0	0	0	$65,000(1)

Leila Guieb	2012	18,000	0	0	0	0	0	0	$18,000(1)
Chief Financial Officer, Secretary and Director	2011	18,000	0	0	0	0	0	0	$18,000(1)

P. Vincent Mehdizadeh	2012	180,000							180,000
Senior Consultant at MDS	2011	85,000							85,000

 (1)           Includes payments by MDS prior to its acquisition by Medbox, Inc.

None of our executive officers or consultants held options or other unvested equity awards as of December 31, 2012.

Compensation of Directors

We currently do not compensate our directors for their service as directors. In the future, we may compensate our directors with cash compensation and for reasonable out-of-pocket expenses in attending board of directors meetings and for promoting our business.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

We currently have an outstanding note with PVM International, Inc., a California corporation wholly owned by Mr. Mehdizadeh, in connection with the sale of MDS to Medbox, Inc.  As of March 31, 2013, the remaining principal on the note was $415,000.  The note contained a maturity date of December 31, 2012.

Since our common stock is quoted on the OTC Markets, we are not subject to certain rules regarding the independence of directors applicable to companies traded on a national securities exchange.  However, the Board of Directors has determined that none of our directors are independent as defined in listing standards of the New York Stock Exchange and The Nasdaq Stock Market LLC, because they all  serve as executive officers of Medbox or MDS.

Item 8.                      Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.  Other than described herein, we are not involved in, or the subject of, any pending legal proceedings or governmental actions the outcome of which, in management’s opinion, would be material to our financial condition or results of operations.

On February 11, 2013, Medbox filed a complaint in the U.S. Federal District Court for the District of Arizona against Dispense Labs, LLC, et al.  The suit seeks damages for patent infringement. While we do not believe that this company is a threat to our business, we aggressively protect the image of our technology and the patent itself.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our common stock is quoted on the OTC Markets trading platform (www.otcmarkets.com) under the trading symbol “MDBX.” The trading price of our common stock has been extremely volatile. Further, the stock market has from time to time experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These kinds of broad market fluctuations may adversely affect the market price of our common stock. For additional information, see “Item 1A. Risk Factors” above.

We have 3,000,000 shares of our Series A Convertible Preferred Stock outstanding, which is convertible into 15,000,000 shares of our common stock. There are no other outstanding securities convertible into shares of our common stock, or warrants or options outstanding that are exercisable for shares of our common stock.

As of March 31, 2013, 299,741 shares of our common stock could be sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The following table sets forth the quarterly high and low sale prices of our common stock for the two most recent fiscal years as reported on the OTC Markets trading platform.

	High Sale	Low Sale
Fiscal Quarters	Price	Price

First Quarter 2011	$0.00	$0.00
Second Quarter 2011	$1.50	$0.75
Third Quarter 2011	$1.24	$0.75
Fourth Quarter 2011	$1.24	$1.24
First Quarter 2012	$3.00	$1.24
Second Quarter 2012	$3.00	$2.50
Third Quarter 2012	$3.00	$0.03
Fourth Quarter 2012	$215.00	$2.75

As of March 31, 2013, there are approximately 334 holders of record of our common stock.

We have never declared or paid cash dividends on our common stock.  We anticipate that in the future we may be in a position to do so and will make modifications as needed.

We currently have no equity compensation plans.

Item 10.                      Recent Sales of Unregistered Securities.

The following information reflects all of the sales of our securities within the past three years.

Date of Sale	Purchaser Name	Average Price Per Share ($)	# Shares Sold/Issued	Security	Aggregate Offering Price

12/16/2010	S&I Innovations, Inc.	N/A	1,000,000	Common	N/A
12/16/2010	Shannon W. Illingworth	N/A	10,000,000	Common	N/A
12/31/2011	PVM International, Inc.	N/A	2,000,000	Common	N/A
11/24/2011	Vincent Chase, Inc.	N/A	3,000,000	Preferred	N/A
11/24/2011	Shannon Illingworth	N/A	3,000,000	Preferred	N/A
01/01/2012 – 12/31/2012	Various	$1.33	1,798,733	Common	N/A

3,000,000 preferred shares were transferred to Vincent Chase, Inc. in August of 2012. Those shares were given back to treasury and canceled through a board resolution, leaving Vincent Chase, Inc. with 3,000,000 preferred shares total. At year end 12/31/12, P. Vincent Mehdizadeh was the beneficial owner of Vincent Chase, Inc. Also, at year end 12/31/12, Mr. Mehdizadeh was and still is beneficial owner of PVM International, Inc.

From January 1, 2012 through December 31, 2012 a total of 1,798,733 shares were sold by the company, raising $2.4 million, in addition to carry-over shares through the January of 2013, deemed by management to be materially part of the prior period.

The securities disclosed above were all sold for cash. The issuance of securities described above were exempt from registration under the Securities Act in reliance on Section 4(a)(2) thereof and Rule 506 of Regulation D as transactions by an issuer not involving any public offering and in which shares were purchased by accredited investors.  The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the certificates representing the stock issued in such transactions. The offer and sale of these securities were made without general solicitation or advertising.

We intend to use the proceeds from sale of the securities for the purchase of Medbox machines from our manufacturer, supplies and payroll for operations, professional fees, and working capital.

As discussed above, Medbox, Inc. issued 2 million shares of its common stock to PVMI, Inc. on December 31, 2011 as part of the transaction in which it purchased from PVMI all of the shares of common stock that PVMI owned in the following companies: (i) MDS (9,000 shares); (ii) Medicine Dispensing Systems, Inc. (10,000 shares); and (iii) Medbox, Inc. (10,000 shares).

In addition, on February 26, 2013, Medbox, Inc. issued 233,333 shares of its common stock (and $500,000) to Bio-Tech Medical Software, Inc., a Florida corporation, in exchange for 277,777 shares of common stock of Bio-Tech, and agreed to issue an additional 466,667 shares of common stock (and $1 million cash) in exchange for an additional 466,666 shares of common stock of Bio-Tech.

Each of the above issuances were exempt from the registration provisions of the Securities Act pursuant to Section 4(a)(2) thereof as a transaction not involving any public offering.

                There were no underwritten offerings employed in connection with any of the transactions set forth above.

Item 11.                       Description of Registrant’s Securities to be Registered.

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, and by the applicable provisions of Nevada law.

Our authorized capital stock consists of 110,000,000 shares of stock consisting of (i) 100,000,000 shares of common stock, $0.001 par value per share, of which 14,769,884, shares are issued and outstanding as of March 31, 2013, and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share, of which 10,000,000 shares have been designated as Series A Convertible Preferred Stock, of which 3,000,000 shares are issued and outstanding as of April 10, 2013.

Common Stock

The Board of Directors is authorized to issue, without stockholder approval, any authorized but unissued shares of our common stock.  Our articles of incorporation authorize 100,000,000 shares of common stock, of which 14,769,884 shares are issued and outstanding as of March 31, 2013.  Each share of our common stock is entitled to share pro rata in dividends and distributions with respect to our common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities. Upon our dissolution, liquidation or winding up, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and non-assessable.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of the shares possess all voting power.  The holders of shares of our common stock do not have cumulative voting rights in connection with the election of the Board of Directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion or exchange rights.

 Preferred Stock

The Board of Directors is authorized, without further stockholder approval, to issue from time to time any of our authorized but unissued shares of preferred stock. The preferred stock may be issued in one or more series and the Board of Directors may fix the rights, preferences and designations thereof.  However, at this time our articles of incorporation designates all 10,000,000 authorized shares of our preferred stock as Series A Convertible Preferred Stock, of which 3,000,000 shares are issued and outstanding.  Each share of preferred stock is convertible into five shares of common stock.  Holders of our preferred stock are not entitled to any preemptive or preferential rights to subscribe for additional shares of our capital stock.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Conversion Rights

Each share of our Series A Preferred Stock may be convertible, at the option of the holder thereof, at any time, into five shares of our common stock.

Voting Rights

Except as otherwise required by law, the holders of our Series A Convertible Preferred Stock vote as a single class and have voting rights equivalent to the number of fully diluted preferred shares as converted to common shares in their possession.  As noted above holders of our common stock have one vote per share of common stock held.

Item 12.                      Indemnification of Directors and Officers.

Nevada Statutes

Section 78.7502 of the Nevada Revised Statutes, as amended, provides for the indemnification of the Company’s officers, directors, employees and agents under certain circumstances as follows:

“1.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)           Is not liable pursuant to NRS 78.138; or
(b)
Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)           Is not liable pursuant to NRS 78.138; or
(b)	Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.           To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.”

Section 78.751 of the Nevada Revised Statutes describes the authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses as follows:

“1.  Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)           By the stockholders;
(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(c)	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
(d)	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2.  The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3.  The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)           Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.”

Charter Provisions

Our Amended Articles of Incorporation provide for indemnification of our officers and directors as follows:

ARTICLE EIGHT

LIABILITY OF DIRECTORS AND OFFICERS

No Director, Officer or Agent, to include counsel, shall be personally liable to the Corporation or its Stockholder for monetary damage for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity.  It shall be presumed that in accepting the position as an Officer, Direct, Agent or Counsel, said individual relied upon and acted in reliance upon the terms and protections provided for by this Article.  Notwithstanding the foregoing sentences, a person specifically covered by this Article, shall be liable to the extent provided by applicable law, for acts or omission which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of NRS 78.300.

Bylaws

Our Amended and Restated Bylaws provide for the indemnification of our officers and directors as follows:

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

Section 1                      ACTIONS OTHER THAN BY THE CORPORATION.  The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 2                      ACTIONS BY THE CORPORATION.  The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 3                      SUCCESSFUL DEFENSE.  To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 4                      REQUIRED APPROVAL.  Any indemnification under Sections 1 and 2, unless ordered by a court or advanced pursuant to Section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances.  The determination must be made:

(a) By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum  consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 5                      ADVANCE OF EXPENSES.  The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.  The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Section 6                      OTHER RIGHTS.  The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article VI:

Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 2 or for the advancement of expenses made pursuant to Section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 7                      INSURANCE.  The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

Section 8                      RELIANCE ON PROVISIONS.  Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

Section 9                      SEVERABILITY.  If any of the provisions of this Article are held to be invalid or unenforceable, this Article shall be construed as if it did not contain such invalid or unenforceable provision and the remaining provisions of this Article shall remain in full force and effect.

Section 10                      RETROACTIVE EFFECT.  To the extent permitted by applicable law, the rights and powers granted pursuant to this Article VI shall apply to acts and actions occurring or in progress prior to its adoption by the board of directors.

Agreements

We intend to enter into compensation agreements with selected officers and directors, pursuant to which we will agree, to the maximum extent permitted by law, to defend, indemnify and hold harmless the officers and directors against any costs, losses, claims, suits, proceedings, damages or liabilities to which our officers and directors become subject to which arise out of or are based upon or relate to our officers and directors engagement by Medbox.

Item 13.  Financial Statements and Supplementary Data.

Please see our financial statements attached at the end of this registration statement.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 15.                       Financial Statements and Exhibits

a.           Financial Statements

We have included the following financial statements and notes with this registration statement:

    1.           Audited Financial Statements and Notes for the years ended December 31, 2011 and December 31, 2012.

b.           Exhibits

	Exhibit	Form	Filing	Filed with
Exhibits	#	Type	Date	This Report

Articles of Incorporation filed with the Secretary of State on June 16, 1977.	3.1			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on September 18, 1998.	3.2			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on May 12, 2000.	3.3			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on November 16, 2006.	3.4			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on January 11, 2008.	3.5			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 4, 2009.	3.6			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 21, 2009.	3.7			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on February 14, 2011.	3.8			X

Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 30, 2011.	3.9			X

Amended and Restated Bylaws dated December 28, 2010.	3.10			X

Stock Purchase Agreement, effective as of December 31, 2011, by and among Medbox, Inc. and PVM International, Inc.	10.1			X

Amended and Restated Stock Purchase Agreement effective as of February 26, 2013, by and between Medbox, Inc. and Bio-Tech Medical Software, Inc.	10.2			X

Amended and Restated Technology License Agreement, dated as of February 26, 2013, by and between Bio-Tech Medical Software, Inc. and Medbox, Inc.	10.3			X

Membership Interest Purchase Agreement dated as of March 12, 2013 between Medbox, Inc. and Darryl B. Kaplan, Claudio Tartaglia and Eric Kovan (MedVend Holdings)	10.4			X

Securities Purchase Agreement dated as of March 22, 2013, by and among Medbox, Inc. and Vapor Systems International, LLC.	10.5			X

Description of Bruce Bedrick employment arrangement	10.6			X

Description of William R. Smith, III employment arrangement	10.7			X

Description of P. Vincent Mehdizadeh consulting arrangement	10.8			X

Licensing Agreement Between PVMI and Medbox, Inc.	10.9			X

Code of Ethics	14.1			X

Subsidiaries of the Registrant	21.1			X

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2013	MEDBOX, INC. /s/ Dr. Bruce Bedrick
Dr. Bruce Bedrick Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Medbox, Inc.

We have audited the accompanying consolidated balance sheets of Medbox, Inc. as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholder’s equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medbox, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Q Accountancy Corporation

/s/ Q Accountancy Corporation
Irvine, California
April 9, 2013

MEDBOX, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$ 1,026,902	$ 42,356
Accounts receivable, net	2,052,000	-
Loan receivable	-	104,650
Advances to officer	-	177,050
Inventory	377,900	100,000
Total current assets	3,456,802	424,056

Property and equipment, net of accumulated depreciation of
$43,491 and 13,569, respectively	51,018	80,940
Other assets	4,850	4,850
Total assets	$ 3,512,670	$ 509,846

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$ 324,416	$ 46,155
Income taxes payable	217,893	52,817
Deferred income taxes payable	27,824	-
Deferred revenue	673,250	-
Related party notes payable	869,038	-
Current portion of long-term debt	15,548	21,928
Total current liabilities	2,127,969	120,900

Long term-debt, less current portion	24,460	40,008
Total liabilities	2,152,429	160,908

Stockholders' equity
Preferred stock, $0.001 par value: 10,000,000 authorized,
3,000,000 issued and outstanding as of December 31, 2012 and
6,000,000 issued and outstanding as of December 31, 2011	3,000	6,000
Common stock, $0.001 par value: 100,000,000 authorized,
14,805,572 issued and outstanding as of December 31, 2012 and
11,006,839 issued and outstanding as of December 31, 2011	14,806	11,007
Additional paid-in capital	1,166,130	280,264
Common stock subscribed	(153,250)	-
Retained earnings (accumulated deficit)	329,555	51,668
Total stockholders' equity	1,360,241	348,938
Total liabilities and stockholders' equity	$ 3,512,670	$ 509,846

See notes to consolidated financial statements.

MEDBOX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Revenues, net	$ 3,525,636	$ 3,441,870

Cost of revenues	1,314,112	1,811,740

Gross margin	2,211,524	1,630,130

Selling, general and administrative expenses
Selling and marketing	62,517	55,818
Depreciation	29,922	13,569
Professional fees	573,265	626,108
General and administrative	967,275	746,857
Total costs and expenses	1,632,979	1,442,351
Income (loss) from operations	578,545	187,779

Interest expense	4,975	39,566

Income before provision for income taxes	573,570	148,213

Provision for income taxes	245,717	44,366

Net income	$ 327,853	$ 103,847

Earnings per share attributable to common stockholders:
Basic - 14,805,572 shares 2012 and 11,016,839 shares 2011 respectfully	$ 0.02	$ 0.01
Diluted - 14,805,572 shares 2012 and 11,016,839 shares 2011 respectfully	$ 0.02	$ 0.01

See notes to consolidated financial statements.

MEDBOX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Cash flows from operating activities
Net income	$ 327,853	$ 103,847
Adjustments to reconcile net income to net cash used by
operating activities:
Depreciation and amortization	29,922	13,569
Decrease (increase) in:
Accounts receivable	(2,052,000)	-
Loan receivable	104,650	-
Advances to officer	177,050	(93,103)
Inventory	(277,900)	(100,000)
Increase (decrease) in:
Accounts payable and accrued expenses	267,041	28,081
Income taxes payable	165,076	40,051
Deferred income taxes payable	27,824	-
Deferred revenue	673,250	-
Net cash used by operating activities	(557,234)	(7,555)

Cash flows from investing activities
Payments received on loan receivable	104,650	-
Net cash provided by investing activities	104,650	-

Cash flows from financing activities
Payments received on advances to officer	177,050	-
Payments on related party notes payable	(31,000)	-
Payments on long-term debt	(21,928)	(7,752)
Dividends paid	(49,965)	-
Proceeds from issuance of common stock	1,362,974	-
Net cash provided by financing activities	1,437,131	(7,752)

Net increase in cash and cash equivalents	984,547	(15,307)
Cash and cash equivalents at beginning of year	42,356	57,663

Cash and cash equivalents at end of year	$ 1,026,902	$ 42,356

Supplemental cash flow information
Cash paid during the period for:
Interest	$ 4,975	$ 39,566
Income taxes	$ 59,141	$ 4,314
Non- cash transactions:
Note payable for acquisition of property and equipment	$ -	$ 92,000
Issuance of common stock for acquistion of subsidiary	$ -	$ 245,092
Issuance of related party notes payable for common stock	$ 125,000	$ -
Issuance of preferred stock	$ -	$ 6,000

See notes to consolidated financial statements.

MEDBOX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
							Retained
					Additional		Earnings	Total
	Preferred Stock		Common Stock		Paid-In	Common Stock	(Accumulated)	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Subscribed	(Deficit)	Equity

Balances at January 1, 2011	-	$ -	11,016,839	$ 11,017	$ 41,172	$ -	$ (52,189)	$ -
Issuance of preferred stock	6,000,000	6,000			(6,000)			-
Cancellation of common stock	-	-	(10,000)	(10)			10	-
Acquisition of Prescription Vending Machines (subsidiary)					245,092	-		245,092
Net income							103,847	103,847
Balances at December 31, 2011	6,000,000	$ 6,000	11,006,839	$ 11,007	$ 280,264	$ -	$ 51,668	348,938
Cancellation of preferred stock	(3,000,000)	(3,000)			$ 3,000			-
Issuance of common stock, net of issuance costs			3,761,683	3,762	854,653	-	-	858,415
Subscriptions for common stock, net of issuance costs			37,050	37	153,213	(153,250)	-	-
Dividend paid							(49,965)	(49,965)
Buyout of PVM shareholders					(125,000)	-		(125,000)
Net income							327,853	327,853
Balance at Deecember 31, 2012	3,000,000	$ 3,000	14,805,572	$ 14,806	$ 1,166,130	$ (153,250)	$ 329,555	$ 1,360,241

See notes to consolidated financial statements.

MEDBOX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 1 – Nature of Business

Medbox, Inc. (the Company) was incorporated in the state of Nevada on June 16, 1977, originally as Rabatco, Inc., subsequently changing its name on May 12, 2000 to MindfulEye, Inc., an again on August 30, 2011 to Medbox, Inc. The company is a leader in the development, sales and service of automated, biometrically controlled dispensing and storage systems for medicine and merchandise and is headquartered in West Hollywood California. The Company provides their patented systems, software and consulting services to pharmacies, dispensaries, urgent care centers, drug rehab clinics, hospitals, prison systems, hospice facilities and medical groups worldwide.

The Company’s subsidiaries, Prescription Vending Machines, Inc. was incorporated in the state of California in 2008 and Medicine Dispensing Systems was incorporated in the state of Arizona in 2011.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Medbox, Inc. and its wholly owned subsidiaries, Prescription Vending Machines, Inc. and Medicine Dispensing Systems Incorporated. All material intercompany transactions have been eliminated.

Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, and all highly liquid investments with original maturities of three months or less.

Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions in the Los Angeles, California area.  Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.  At December 31, 2012 and 2011, the Company’s uninsured balances totaled $719,788 and $-0-, respectively.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.  Advertising and marketing expense for the years ending December 31, 2012 and 2011 was $139,411, and $227,208, respectively.

Fair Value of Financial Instruments

Under FASB ASC 820-10-05, the Financial Accounting Standards Board establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement reaffirms that fair value is the relevant measurement attribute. The adoption of this standard did not have a material effect on the Company’s financial statements as reflected herein. The carrying amounts of cash, prepaid expenses and accrued expenses reported on the balance sheet are estimated by management to approximate fair value primarily due to the short term nature of the instruments. The Company had no items that required fair value measurement on a recurring basis.

Revenue Recognition

The Company recognizes revenue in compliance with FASB ASC 605, “Revenue Recognition”. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company will allow customers to return merchandise under most circumstances. The reserve for returns will be included as are allowances in the Company’s balance sheet. The reserve is estimated based on the Company’s historical experience of returns made by customers. The Company will defer any revenue from sales in which payment has been received, but the earnings process has not been completed.

Allowance for Bad Debts

The Company evaluates the collectability of its receivables based on a combination of factors. Management periodically reviews the individual accounts receivable balances and determines which accounts to initiate collection procedures on. It is the practice of the Company to expense uncollectible accounts receivable only after exhausting all efforts to collect amounts due. Management believes that all amounts will be collected in full and no allowance for doubtful accounts has been established.

Inventory

Inventories are stated at the lower of cost or market.  Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value.  Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred.  When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.  Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.  The estimated useful lives for significant property and equipment categories are as follows:

Vehicles                                5 years

Office equipment                5 years

Depreciation expense for the years ending December 31, 2012 and 2011 was $29,922 and 11,060.

Income Taxes

Effective January 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions.  These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorizes.  This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns.  Various taxing authorities periodically audit the Company’s income tax returns. These audits include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions.

The Company has not yet undergone an examination by any taxing authorities.  Management has performed its evaluation of all other income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard.  Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

From time to time, the Company may be subject to interest and penalties assessed by various taxing authorities.  These amounts have historically been insignificant and are classified as other expenses when they occur.

Deferred income taxes are provided for temporary differences arising from using the straight-line depreciation method for financial statement purposes and accelerated methods of depreciation for income taxes, including differences between book and tax for amortizing organization expenses.  In addition, deferred income taxes are recognized for certain expense accruals, allowances and net operating loss carryforwards available to offset future taxable income, net of valuation allowances for potential expiration and other contingencies that could impact the Company’s ability to recognize the benefit.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of permanent differences such as meals and entertainment that are not fully deductible for tax purposes.

Note 3 – Property and Equipment

    Property and equipment at December 31, 2012 and 2011 consists of:

	2012	2011
Office equipment	$2,509	$2,509
Transportation equipment	92,000	92,000
	94,509	94,509
Less accumulated depreciation	(43,491)	(13,569)
Property and equipment, net	$51,018	$80,940

Note 4 – Long-term Debt

Long-term debt at December 31, 2012 and 2011 consists of:

	2012	2011
Term note to a bank payable in monthly installments of $1,535 including interest at 8.8% through May 2015. The note is secured with an automobile.	$40,008	$54,248
Note payable to unrelated third party payable upon demand.	-	7,688
Total long-term debt	40,008	61,936
Less current portion	(15,548)	(21,928)
Long-term portion	$24,460	$40,008

    Following is a schedule of maturities for years ending December 31:

2013	$15,548
2014	$16,944
2015	$7,516

Total maturities	$40,008
Less current portion	(15,548)

Long-term debt, net	$24,460

Note 5 – Related Party Transactions

On April 10, 2012, the Company issued a note payable to a shareholder in the amount of $25,000 in exchange for the shareholder’s original investment in  Prescription Vending Machines, Inc. common stock.  The note bears no interest and is due on demand.  As of December 31, 2012, the outstanding balance on this note was $12,000.

On May 5, 2012, the Company issued a note payable to a shareholder in the amount of $100,000 in exchange for the shareholder’s original investment in Prescription Vending Machines, Inc. common stock.  The note bears no interest and is due on demand.  As of December 31, 2012, the outstanding balance on this note was $82,000.

On January 1, 2012, the Company issued a note payable to PVM International Inc. (“PVMI”), a related party which is 100% owned by the Senior Consultant of the Company in the amount of $1,000,000 along with the issuance of 2,000,000 (two million) of restricted shares of the Company’s common stock for the use of its patent related to the Company’s dispensing systems and the Company also received 24,000 restricted shares of three subsidiaries that were controlled by PVM International, Inc. The three subsidiary companies were: Prescription Vending Machines, Inc., Medicine Dispensing Systems, Inc. and Medbox, Inc. (CA Corp that is not in use) (collectively “PVM Shares”) . The 24,000 shares represented 80% of PVMI’s outstanding stock in the three subsidiaries. By December 21, 2012, the Company received the other 6,000 shares which completed the 100% transaction.

The note is payable upon demand at an interest of zero. The note is secured with 1,000,000 restricted shares of the Company or interest at 10% of the outstanding balance beginning January 1, 2013. In December 2012, a payment of $250,000 was paid to PVMI which left the balance at December 31, 2012 at $775,000.

The Company utilizes Vincent Chase Incorporated, a related party and 100% owned by the Senior Consultant of the Company for management advisory and consulting services.  During the years ended December 31, 2012 and 2011, the Company incurred $230,706 and $100,000 in fees, respectively, for these services.

The Company utilizes Kind Clinics, LLC, a related party, and 100% owned by an officer of the Company for management advisory and consulting services.  During the year ended December 31, 2012, the Company incurred $34,720 in fees for these services.

The Company utilizes AVT, Inc., a related party, and majority owned by a shareholder of the Company for the manufacture and assembly of its dispensary units.  During the year ended December 31, 2012, the Company incurred approximately $480,500 and $510,000 in manufacturing costs.  In addition, the Company’s existing inventory of dispensary units is held at AVT, Inc.’s manufacturing facility in Corona, California on behalf of the Company.  The Company believes that its transactions with AVT, Inc. are completed on an arms-length basis.

Note 7 – Stockholder’s Equity

Common and Preferred Stock

In November 2011, the Company issued 6,000,000 of zero par value convertible restricted preferred stock to the Senior Consultant and a shareholder of the Company. This preferred stock can be converted from 1 (one) restricted share to 5 (five) restricted shares of common stock.  In November 2012, 3,000,000 shares were returned to the Company and cancelled.

During 2012, the Company sold approximately 1,800,000 shares of common stock for proceeds of approximately $2,400,000. The balance of $153,250 for the remaining 37,050 shares is to be received in 2013.  In addition, the Company issued 2,000,000 shares in connection with the acquisition of the PVM Shares as previously described in Note 5.

Note 8 – Income Taxes

The Company accounts for income taxes under FASB ASC 740-10, which requires use of the liability method. FASB ASC 740-10-25 provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

The consolidated provision for federal and state income taxes for the year ended December 31, 2012 is as follows:

December 31, 2012

Current (34% and 8.9% for federal and state)	$217,893
Deferred	27,824

Total provision for income taxes	$245,717

The Company’s total deferred tax liabilities at December 31, 2012 are as follows:

December 31, 2012

$217,893
27,824

Total deferred tax (liability)	$(24,824)

Note 9 – Lease Obligations

The Company may rent property, equipment, transportation equipment, and various clinics on an as needed basis.

On August 1, 2011, the Company entered into a lease agreement for office space located in West Hollywood, California through July 31, 2014 at a monthly rate of $5,149. The payment is also charged to rent expense as incurred.

In addition, the Company leases office facilities located at West Hills, California from unrelated third parties under a month to month operating lease at a monthly rate of $1,300.  The payment is charged to rent expense as incurred.

Total rent expense under operating leases for December 31, 2012 and 2011 was $222,886 and $124,727, respectively.

The minimum future lease payments under operating leases at December 31, 2012 were as follows:

Year Ending	Amount

2013	61,782
2014	36,040

Total	$ 97,822

Note 10 – Subsequent Events

During January 2013, the Company received a total of $71,520 as payment for the sale of 16,000 shares of common stock during that period.

On February 26, 2013, the Company entered into a Stock Purchase Agreement and Technology Licensing Agreement to acquire 25% or 833,333 shares of Bio Tech Medical Software, Inc. in exchange for $1,500,000 and 700,000 shares of the Company’s common stock.

On March 12, 2013, the Company entered into a Membership Interest Purchase Agreement to acquire 47.4% of MedVend Holdings, LLC in exchange for $300,000 and $3,800,000 on the 10th day following the first anniversary date which may be paid by the Company in cash or equivalent amount of shares of the Company’s common stock.

On March 22, 2013, the Company entered into a Securities Purchase Agreement with Vapor Systems International, LLC to acquire 100% of the outstanding common stock of Vaporfection International, Inc. in exchange for warrants to purchase 260,864 shares of the Company’s common stock.  In addition, the Company agreed to provide up to $1,600,000 in working capital to Vaporfection International, Inc. at the Company’s sole discretion and to pay $175,000 to the inventor of certain patents including a warrant to purchase 5,000 shares of the Company’s common stock.